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February 17, 2000

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Nova Scotia Securities Commission               Securities Division (NFLD)

Alberta Securities Commission                   Saskatchewan Securities Commission

The Manitoba Securities Commission              New Brunswick Securities Commission

The Toronto Stock Exchange                      Ontario Securities Commission

British Columbia Securities Commission          Prince Edward Island Securities Commission
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Dear Sirs:

RE:      FANTOM TECHNOLOGIES INC.

The following items (Files) were sent by prepaid mail to all shareholders of the above-mentioned Company on February 16, 2000.

          X  Second Interim Report                    Proxy
             for the Six Months Period
             ended December  31, 1999

             Annual Report                            Proxy Information Circular
             Annual Financial Statement               MD & A
             Press Release                            Other

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Carol Pineda
Client Relations Co-ordinator
Direct Dial: (416) 643-5564

Sedar
CM_Fantm.doc
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